UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-40894

IsoPlexis Corporation
(Exact name of registrant as specified in its charter)

35 NE Industrial Road
Branford, Connecticut 06405
(203) 208-4111
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1).*

*On March 21, 2023, pursuant to that certain Agreement and Plan of Merger, dated as of December 21, 2022, by and among Berkeley Lights, Inc., a Delaware corporation (“Berkeley Lights”), Iceland Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Berkeley Lights (“Merger Sub”), and IsoPlexis Corporation, a Delaware corporation (the “Company”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Berkeley Lights.

Pursuant to the requirements of the Securities Exchange Act of 1934, IsoPlexis Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 31, 2023
ISOPLEXIS CORPORATION

/s/ Scott Chaplin
Name: Scott Chaplin
Title: Chief Legal Officer